Filed Pursuant to Rule 424(b)(2)
Registration No. 333-134553
Dated January 28, 2008

Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$16,596,840.00	$652.26

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $1,276,965.83 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $652.26 is offset against the registration fee due for this offering and of which $1,269,084.23 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 1

(To prospectus dated May 30, 2006

prospectus supplement dated May 30, 2006

underlying supplement no. 1060 dated January 4, 2008, and product supplement no. 560-I, dated November 30, 2007)

MTNI630

Bearish Autocallable Optimization Securities with Contingent Protection Linked to the S&P 500® Consumer Discretionary Index

Tactical Solution for Flat or Bearish Markets

Lehman Brothers Holdings Inc. $16,596,840.00 Notes Linked to the S&P 500® Consumer Discretionary Index due July 31, 2009

Investment Description

The Bearish Autocallable Optimization Securities with Contingent Protection Linked to the S&P 500® Consumer Discretionary Index (the “Notes”) are designed for investors who want to express a bearish view of the U.S. consumer industry through an investment linked to the S&P 500® Consumer Discretionary Index (the “Index”). If the closing level of the Index on any quarterly Observation Date is at or below the Index Starting Level, the Notes will be called for an annualized return of 28.85%. If the Notes are not called, at maturity you will receive your principal, unless the Index closes above the Trigger Level on any trading day during the Observation Period, in which case you will receive a payment equal to the principal amount of your Notes reduced by a percentage equal to the Index Return. Investors must be willing to risk losing up to 100% of their investment.

Features

❑

Positive Call Return in Flat or Bearish Scenarios—If the closing level of the Index on any Observation Date is at or below the Index Starting Level, the Notes will be called and you will receive a positive return on your investment.

❑

Contingent Principal Protection—If the Notes are not called, at maturity the contingent principal protection feature protects your principal if the Index closing level was not above the Trigger Level on any trading day during the Observation Period.

❑

Express a Bearish View of the U.S. Consumer Sector—The Notes are linked to the Index, which as of December 31, 2007 consisted of 88 companies involved in the U.S. consumer sector and represents both a manufacturing segment, including automotive, household durable goods, textiles and apparel and leisure equipment, and a services segment, including hotels, restaurants and other leisure facilities, media production and services, and consumer retailing and services.

Key Dates

Trade Date	January 28, 2008
Settlement Date	January 31, 2008
Final Valuation Date*	July 28, 2009
Maturity Date*	July 31, 2009

*	Subject to postponement in the event of a market disruption event, as described under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 560-I.

Security Offerings

We are offering Bearish Autocallable Optimization Securities with Contingent Protection Linked to the S&P 500® Consumer Discretionary Index. The Notes are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples of $10 in excess thereof.

See “Additional Information about Lehman Brothers Holdings Inc. and the Notes” on page 2. The Notes offered will have the terms specified in the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 560-I dated November 30, 2007, underlying supplement no. 1060 dated January 4, 2008 and this pricing supplement. See “ Key Risks” on page 5 and the more detailed “Risk Factors” beginning on page SS-1 of product supplement no. 560-I for risks related to an investment in the Notes and “Risk Factors” beginning on page US-1 of underlying supplement no. 1060 for risks related to the Index.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 560-I, underlying supplement no. 1060 or any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of Lehman Brothers Holdings Inc. and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Note	100.00%	1.50%	98.50%
Total	$16,596,840.00	$248,952.60	$347,887.40

UBS Financial Services Inc.	Lehman Brothers Inc.

Additional Information about Lehman Brothers Holdings Inc. and the Notes

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this pricing supplement together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes, of which the Notes are a part, and the more detailed information contained in product supplement no. 560-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 1060 (which describes the Index, including risk factors specific to it). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 560-I, underlying supplement no. 1060, this pricing supplement, any other relevant terms supplement and any other relevant free writing prospectus for complete details. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous communications concerning the Notes. To the extent that there are any inconsistencies among the documents listed below, this pricing supplement shall supersede product supplement no. 560-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 560-I and “Risk Factors” in the accompanying underlying supplement no. 1060, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling UBS Financial Services Inc. toll-free at 1-877-827-2010 or Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Product supplement no. 560-I dated November 30, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507257123/d424b2.htm

♦	Underlying supplement no. 1060 dated January 4, 2008:

http://www.sec.gov/Archives/edgar/data/806085/000119312508001650/d424b2.htm

♦	MTN Prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

♦	Base Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

References to “Lehman Brothers,” “we,” “our” and “us” refer only to Lehman Brothers Holdings Inc. and not to its consolidated subsidiaries. In this document, “Notes” refers to the Bearish Autocallable Optimization Securities with Contingent Protection Linked to the S&P 500® Consumer Discretionary Index that are offered hereby, unless the context otherwise requires.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

♦	You believe the Index will not close above the Trigger Level on any trading day during the Observation Period

♦	You believe the Index will close at or below the Index Starting Level on any Observation Date, including the Final Valuation Date

♦	You believe the Index will remain stable for the term of the Notes and will close at or below the Index Starting Level on the Final Valuation Date

♦	You are willing to hold Notes that will be called on any Observation Date on which the Index closes at or below the Index Starting Level or otherwise to hold the Notes to maturity

♦	You are willing to make an investment whose return is limited to the pre-specified Return on Call Date, a total return based upon an annualized return of 28.85%.

♦	You do not seek current income from this investment

♦	You do not seek an investment for which there will be an active secondary market

The Notes may not be suitable for you if, among other considerations:

♦	You believe the Index will close above the Trigger Level on at least one trading day during the Observation Period and that at maturity the Index Return will be positive

♦	You believe stock prices of companies involved in the U.S. consumer industry will increase during the Observation Period

♦	You seek an investment that is 100% principal protected

♦	You are not willing to make an investment in which you could lose up to 100% of your principal amount

♦	You seek an investment whose return is not limited to the pre-specified Return on Call Date, a total return based upon an annualized return of 28.85%.

♦	You seek an investment for which there will be an active secondary market

♦	You are unable or unwilling to hold Notes that will be called on any Observation Date on which the Index closes at or below the Index Starting Level or otherwise to hold the Notes to maturity

♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings

♦	You seek current income from your investment

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting, and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully “Key Risks” on page 8 and “Risk Factors” in product supplement no. 560-I, underlying supplement no. 1060 and the MTN prospectus supplement for risks related to an investment in the Notes.

Final Terms

Issuer	Lehman Brothers Holdings Inc. (A+/A1/AA-)[1]

Issue Price	$10 per Note

Term	18 months, unless earlier called

Index	The S&P 500® Consumer Discretionary Index (Ticker: S5COND) (the “Index”)

Call Feature	The Notes will be called if the closing level of the Index on any Observation Date is at or below the Index Starting Level.

Observation Dates	April 25, 2008, July 28, 2008, October 28, 2008, January 27, 2009, April 27, 2009 and July 28, 2009

Call Settlement Dates	Three business days following the relevant Observation Date

Return on Call Date

If the Notes are called, investors, on a Call Settlement Date, will receive a cash payment per $10 principal amount Note equal to the Call Price for the applicable Observation Date. The Return on Call Date will be based upon an annualized return of 28.85%. The table below reflects an annualized return of 28.85%.

Observation Date	Return on Call Date	Call Price (per $10.00)
April 25, 2008	7.21%	$10.72
July 28, 2008	14.43%	$11.44
October 28, 2008	21.64%	$12.16
January 27, 2009	28.85%	$12.89
April 27, 2009	36.06%	$13.61
Final Valuation Date (July 28, 2009)	43.28%	$14.33

Payment at Maturity (per $10)

If the Notes are not called and the Index closing level was not above the Trigger Level on any trading day during the Observation Period, you will receive a cash payment on the Maturity Date equal to $10 per $10 principal amount Note.

If the Notes are not called and the Index closing level is above the Trigger Level on at least one trading day during the Observation Period, you will receive a cash payment on the Maturity Date equal to:

$10 × (1 - Index Return);

provided that you will not receive any payment if the Index Return is equal to or exceeds 100%.

In this case, you may lose all or a substantial portion of your principal.

Index Return	Index Ending Level - Index Starting Level
Index Starting Level

Trigger Level	322.58, which is 130% of the Index Starting Level.

Observation Period	The period commencing on (and including) the Trade Date and ending on (and including) the Final Valuation Date.

Index Starting Level	248.14, which was the closing level of the Index on the Trade Date.

Index Ending Level	The closing level of the Index on the Final Valuation Date.

CUSIP	52522L541

ISIN	US52522L5416

Determining Payment at Maturity

[1]

Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples reflect the Index Starting Level of 248.14, the Return on Call Date of 28.85% per annum and the Trigger Level of 322.58 (130% of the Index Starting Level).

EXAMPLE 1: Notes are called 1 year after Trade Date

Observation Date	Index Level	Result
April 25, 2008	273.00	Above Index Starting Level and Below Trigger Level, Securities NOT Called
July 28, 2008	260.50	Above Index Starting Level and Below Trigger Level, Securities NOT Called
October 28, 2008	265.50	Above Index Starting Level and Below Trigger Level, Securities NOT Called
January 27, 2009	243.20	Below Index Starting Level and Below Trigger Level, Securities are Called

Call Price (per $10.00)		$12.89 (return of 28.85% per annum)

EXAMPLE 2: Notes are called on the Final Valuation Date

Observation Date	Index Level	Result
April 25, 2008	263.00	Above Index Starting Level and Below Trigger Level, Securities NOT Called
July 28, 2008	282.90	Above Index Starting Level and Below Trigger Level, Securities NOT Called
October 28, 2008	325.90	Above Index Starting Level and Above Trigger Level, Securities NOT Called
January 27, 2009	263.70	Above Index Starting Level and Below Trigger Level, Securities NOT Called
April 27, 2009	275.40	Above Index Starting Level and Below Trigger Level, Securities NOT Called
Final Valuation Date (July 28, 2009)	243.20	Below Index Starting Level and Below Trigger Level, Securities are Called

Call Price (per $10.00)		$14.33 (return of 43.28%, or 28.85% per annum)

EXAMPLE 3: Notes are NOT called and the Index never closes above the Trigger Level on any trading day during the Observation Period

Observation Date	Index Level	Result
April 25, 2008	265.50	Above Index Starting Level and Below Trigger Level, Securities NOT Called
July 28, 2008	258.10	Above Index Starting Level and Below Trigger Level, Securities NOT Called
October 28, 2008	282.90	Above Index Starting Level and Below Trigger Level, Securities NOT Called
January 27, 2009	305.20	Above Index Starting Level and Below Trigger Level, Securities NOT Called
April 27, 2009	302.70	Above Index Starting Level and Below Trigger Level, Securities NOT Called
Final Valuation Date (July 28, 2009)	270.50	Above Index Starting Level and Below Trigger Level, Securities NOT Called

Settlement Amount (per $10.00)		$10.00 (return of 0.00% per annum)

EXAMPLE 4: Notes are NOT called and the Index closes above the Trigger Level on one or more trading days during the Observation Period

Observation Date	Index Level	Result
April 25, 2008	359.80	Above Index Starting Level and Above Trigger Level, Securities NOT Called
July 28, 2008	297.80	Above Index Starting Level and Below Trigger Level, Securities NOT Called
October 28, 2008	330.00	Above Index Starting Level and Above Trigger Level, Securities NOT Called
January 27, 2009	253.10	Above Index Starting Level and Below Trigger Level, Securities NOT Called
April 27, 2009	302.70	Above Index Starting Level and Below Trigger Level, Securities NOT Called
Final Valuation Date (July 28, 2009)	297.80	Above Index Starting Level and Below Trigger Level, Securities NOT Called

Settlement Amount (per $10.00)		$10.00 × (1 – Index Return)
		$10.00 × (1 – 20.00%)
		$8.00 (return of -20.00%, or -13.33% per annum)

What are the tax consequences of the Notes?

There is no statutory, judicial or administrative authority that directly addresses the proper U.S. federal income tax characterization and treatment of securities similar to the Notes. No ruling is being sought from the Internal Revenue Service as to the proper U.S. federal income tax characterization and treatment of the Notes. You should also be aware that our special tax counsel, Sidley Austin LLP, has not provided us with an opinion regarding the proper characterization of the Notes for U.S. federal income tax purposes. Therefore, the proper U.S. federal income tax characterization and treatment of the Notes is uncertain. Notwithstanding the foregoing, Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as a cash-settled financial contract, rather than as a debt instrument.

On December 7, 2007, the Internal Revenue Service released a Notice indicating that the Internal Revenue Service and the Treasury Department are considering and seeking comments as to whether holders of instruments commonly referred to as prepaid forward contracts and similar instruments should be required to accrue income on a current basis over the term of the instruments, regardless of whether any payments are made prior to their maturity. In addition, the Notice provides that the Internal Revenue Service and the Treasury Department are considering related issues, including, among other things, whether gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset, and whether such instruments should be subject to the special “constructive ownership rules” contained in Section 1260 of the Internal Revenue Code of 1986, as amended. In addition, the Notice provided that the government is considering whether arrangements similar to prepaid forward contracts (which could possibly include instruments having terms similar to the Notes) should be accorded tax treatment similar to prepaid forward contracts. It is not possible to predict what changes, if any, will be adopted, or when they will take effect. Any such changes could affect the amount, timing and character of income, gain or loss in respect of the Notes, possibly with retroactive effect. Holders are urged to consult their tax advisors concerning the impact of the Notice on their investment in the Notes. Subject to future developments with respect to the foregoing, Lehman Brothers Holdings Inc. intends to continue to treat the Notes for U.S. federal income tax purposes in accordance with the treatment described in the accompanying product supplement 560-I under the headings “Risk Factors” and “Certain U.S. Federal Income Tax Consequences.” See “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 560-I.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the stocks included in the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 560-I and in the “Risk Factors” section of the accompanying underlying supplement no. 1060. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

♦

Potentially Full Market Risk; You May Lose Some or All of Your Principal: If the Index level closes above the Trigger Level on any trading day during the Observation Period, you are fully exposed to any increase in the level of the Index (as measured by the Index Return). IN THESE CIRCUMSTANCES, YOU WILL LOSE 1% OF YOUR PRINCIPAL AT MATURITY FOR EVERY 1% INCREASE IN THE INDEX, UP TO 100% OF YOUR INVESTMENT.

♦

Limited Return on the Notes: Your potential gain on a $10 principal amount Note will be limited to the Call Price applicable for an Observation Date (less the $10 initial investment), regardless of the depreciation in the Index, which may be significant. Similarly, because the determination of whether the Notes will be called will be based on the Index closing level on a limited number of Observation Dates prior to the Maturity Date, and because, if the Notes are not called, the Index Ending Level will be based on the Index closing level on the last Observation Date (i.e., the Final Valuation Date), your return may be adversely affected by a sudden or temporary increase in the Index closing level on any or all of the Observation Dates. Conversely, you will not benefit from lower Index closing levels at any time during the term of the Notes other than on the Observation Dates. As a result, you may receive a lower return on the Notes than you would receive if you were to take a position in the stocks underlying the Index or in contracts relating to the Index.

♦

No Assurances of Negative-Return Environment: While the Notes are structured to provide potentially enhanced returns in a negative-return environment, we cannot assure you of the economic environment during the term or at maturity of your Notes.

♦

Dealer Incentives: We, our affiliates and agents act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes, and such compensation may serve as an incentive to sell the Notes instead of other investments. We will pay compensation of $0.15 per Note to the principals, agents and dealers in connection with the distribution of the Notes.

♦

Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us and your ability to sell or trade the Notes in the secondary market may be limited.

♦

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

♦

Reinvestment Risk: If your Notes are called early, the holding period over which you would receive the per annum return of 28.85% could be as little as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk following an early call.

♦

No Interest or Dividend Payments or Voting Rights: As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks included in the Index would have.

♦

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

♦

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Index and, Consequently, the Value of the Notes: We, our affiliates and agents publish research from time to time on matters that may influence the value of the Notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Notes. We, our affiliates and agents may publish or may have published research or other opinions that are inconsistent with an investment position in the S&P 500® Consumer Discretionary Index. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Additionally, UBS Financial Services Inc. and its affiliates may publish or may have published research or other opinions that are inconsistent with an investment position in the S&P 500® Consumer Discretionary Index. Investors should make their own independent investigation of the merits of investing in the Notes.

♦

We Cannot Control Actions by the Companies Whose Stocks or Other Equity Securities are Represented in the S&P 500® Consumer Discretionary Index: We are not affiliated with any of the companies whose stocks are represented in the S&P 500® Consumer Discretionary Index. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks underlying the Index or your Notes. None of the money you pay us will go to any of the companies represented in the S&P 500® Consumer Discretionary Index, and none of those companies will be involved in the offering of the Notes in any way. None of the companies will have any obligation to consider your interests as a holder of the Notes in taking any corporate actions that might affect the value of your Notes.

♦

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 560-I.

♦	Uncertain Tax Treatment: Significant aspects of the tax treatment of the Notes are uncertain. You should consult your own tax advisor about your own tax situation before investing in the Notes.

♦

Your Investment is Concentrated in One Sector of the U.S. Economy: All of the securities included in the Index are issued by companies that are in the U.S. consumer sector, which provide significant exposure to industries that tend to be the most sensitive to economic cycles.

♦

Credit of Issuer: An investment in the Notes will be subject to the credit risk of Lehman Brothers Holdings Inc., and the actual and perceived creditworthiness of Lehman Brothers Holdings Inc. may affect the market value of the Notes.

The S&P 500® Consumer Discretionary Index

The S&P 500® Consumer Discretionary Index (the “S&P 500® Consumer Discretionary Index”) is published by Standard & Poor’s (“S&P”), a division of The McGraw-Hill Companies, Inc. As discussed more fully in underlying supplement no. 1060 under the heading “The S&P 500® Consumer Discretionary Index,” the S&P 500® Consumer Discretionary Index is intended to provide an indication of the pattern of common stock price movements of companies of the S&P 500 Index that are involved in the production or provision of consumer products and services. As of December 31, 2007, the companies that make up the S&P 500® Consumer Discretionary Index represented approximately 8.5% of the market capitalization of the companies that make up the S&P 500® Index.

You can obtain the level of the S&P 500® Consumer Discretionary Index at any time from the Bloomberg Financial Markets page “S5COND <Index> <GO>“ or from the S&P website at www.standardandpoors.com.

The graph below illustrates the daily performance of the S&P 500® Consumer Discretionary Index from January 28, 1998 to January 28, 2008. The historical levels of the S&P 500® Consumer Discretionary Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The S&P 500® Consumer Discretionary Index closing level on January 28, 2008 was 248.14.

The information on the S&P 500® Consumer Discretionary Index provided in this document should be read together with the discussion under the heading “The S&P 500® Consumer Discretionary Index” beginning on page US-3 of underlying supplement no. 1060. Information contained in the S&P website referenced above is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Supplemental Plan of Distribution

We have agreed to sell to UBS Financial Services Inc. and Lehman Brothers Inc. (together, the “Agents”), and the Agents will agree to purchase, all of the Notes at the price indicated on the cover of this pricing supplement. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

We have agreed to indemnify the Agents against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus. We have agreed that UBS Financial Services Inc. may sell all or a part of the Notes that it purchases from us to its affiliates at the price that will be indicated on the cover of this pricing supplement.

Subject to regulatory constraints, Lehman Brothers Inc. has agreed to use reasonable efforts to make a market in the Notes for so long as the Notes are outstanding.

We have, or our affiliate has, entered into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes, and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.